 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Charles, Peter J. (Last) (First) (Middle) 46 Potter Pond (Street) Lexington, MA 02421 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) March 12, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
The Stride Rite Corporation   SRR
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President and General Manager, Sourcing
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Charles, Peter J. - March 12, 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Stock Option (Option to Buy)	(1) | (2)	Common Stock, $.25 par value - 7,500.0000	$0.0000 (3)	D
Stock Option (Option to Buy)	(1) | (4)	Common Stock, $.25 par value - 7,500.0000	$0.0000 (5)	D
Stock Option (Option to Buy)	(1) | (6)	Common Stock, $.25 par value - 10,000.0000	$0.0000 (7)	D
Stock Option (Option to Buy)	(1) | (8)	Common Stock, $.25 par value - 40,000.0000	$0.0000 (9)	D
Stock Option (Option to Buy)	(1) | (10)	Common Stock, $.25 par value - 40,000.0000	$0.0000 (11)	D
Stock Option (Option to Buy)	(1) | (12)	Common Stock, $.25 par value - 50,000.0000	$0.0000 (13)	D
Stock Option (Option to Buy)	(1) | (14)	Common Stock, $.25 par value - 45,000.0000	$0.0000 (15)	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
By: Charles W. Redepenning ________________________________ 03-12-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Charles, Peter J. - March 12, 2003
Form 3 (continued)
FOOTNOTE Descriptions for The Stride Rite Corporation SRR

Form 3 - March 2003

Peter J. Charles
46 Potter Pond

Lexington, MA 02421
Explanation of responses:

(1)   Options vest as to one-third on each of the first, second and third anniversaries of the date of grant.
(2)   December 13, 2006
(3)   $10.875
(4)   December 11, 2007
(5)   $11.00
(6)   December 17, 2008
(7)   $8.125
(8)   December 15, 2009
(9)   $5.50
(10)   December 15, 2010
(11)   $6.25
(12)   December 14, 2011
(13)   $6.36
(14)   December 18, 2012
(15)   $7.98

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